                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              SCP Pool Corporation
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  784028 10 2
                                  -----------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This amended Schedule 13G amends and restates the Reporting Persons' initial
Schedule 13G, as amended.

                               Page 1 of 17 Pages

-----------------------                                  ---------------------
  CUSIP NO. 784028102                 13G                  PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Code, Hennessy & Simmons Limited Partnership
      36-3653669
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             913,586 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          913,586 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      913,586 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 784028102                    13G              PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHS Management Limited Partnership
      36-3597316
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          913,586 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          913,586 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      913,586 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 784028102                    13G               PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew W. Code

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          928,586 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                           900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          928,586 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      929,486 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      12.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 784028102                    13G               PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Daniel J. Hennessy
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,500 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             914,036 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,500 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          914,036 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      915,536 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                    Page 6 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian P. Simmons

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          951,086 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          951,086 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      951,086 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                    Page 7 of 17 Pages
-----------------------                                  ---------------------

                                 SCHEDULE 13G
                                 ------------

Item 1(a)      Name of Issuer:
               --------------

               SCP Pool Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               109 Northpark Boulevard
               Covington, Louisiana  70433-5001

Item 2(a)      Name of Person Filing:
               ---------------------

               Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G on behalf of Code, Hennessy & Simmons Limited Partnership, an Illinois limited partnership ("CHS"), CHS Management Limited Partnership, an Illinois limited partnership ("CHSM"), Andrew W. Code ("Code"), Daniel J. Hennessy ("Hennessy") and Brian P. Simmons ("Simmons"). The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.


Item 2(b)      Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               CHS   The address of CHS's principal business office is 10 South
     Wacker Drive, Suite 3175, Chicago, Illinois 60606.

               CHSM The address of CHSM's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

               Code The address of Code's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                    Page 8 of 17 Pages
-----------------------                                  ---------------------

                 Hennessy The address of Hennessy's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

                 Simmons The address of Simmons's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.


Item 2(c)      Citizenship:
               -----------

               CHS   The place of CHS's organization as a limited partnership is
     Illinois, the United States of America.

               CHSM The place of CHSM's organization as a limited partnership is Illinois, the United States of America.

               Code  Mr. Code is a citizen of the United States of America.

               Hennessy Mr. Hennessy is a citizen of the United States of America.

               Simmons   Mr. Simmons is a citizen of the United States of
     America.


Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.001 per share


Item 2(e)      CUSIP No.:
               ---------

               784028 10 2


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          -------------------------------------------------------------------

               This statement is not filed pursuant to Rules 13d-1(b) or 13d-
     2(b).

Item 4    Ownership:
          ---------

               The following information is provided in response to Item 4 of
     Schedule 13G and the percentages stated are based on

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                    Page 9 of 17 Pages
-----------------------                                  ---------------------

     a total of 7,740,060 shares of Common Stock outstanding as of December 17, 1997, as determined from statements of the Issuer in its Registration Statement on Form S-1, as amended, as originally filed with the Securities and Exchange Commission on November 14, 1997.

          (a) - (b)

               CHS   CHS beneficially owns 913,586 shares of Common Stock,
     constituting approximately 11.8% of the shares of Common Stock outstanding.

               CHSM By reason of its status as the sole general partner of CHS, CHSM may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own the 913,586 shares of Common Stock held by CHS, constituting approximately 11.8% of the shares of Common Stock outstanding. CHSM disclaims said beneficial ownership in the Common Stock held by CHS, except to the extent of CHSM's indirect beneficial interest as the general partner of CHS.

               Code By reason of his status as a general partner of CHSM, the sole general partner of CHS, Mr. Code may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own the 913,586 shares of Common Stock held by CHS, constituting approximately 11.8% of the shares of Common Stock outstanding. Mr. Code disclaims said beneficial ownership in the Common Stock held by CHS, except to the extent of his indirect beneficial interest as a general partner of CHSM, the general partner of CHS.

               Mr. Code also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 900 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by minor children of Mr. Code who reside in his house. Mr. Code disclaims said beneficial ownership in the Common Stock held by his minor children.

               Mr. Code also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 15,000 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by a charitable foundation of which Mr. Code is a director, president, and the sole member, although neither Mr. Code nor any members of his immediate family have any pecuniary interest in such shares. Mr. Code disclaims said beneficial

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                   Page 10 of 17 Pages
-----------------------                                  ---------------------

     ownership in the Common Stock held by the charitable foundation.

               Hennessy By reason of his status as a general partner of CHSM, the sole general partner of CHS, Mr. Hennessy may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own the 913,586 shares of Common Stock held by CHS, constituting approximately 11.8% of the shares of Common Stock outstanding. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by CHS, except to the extent of his indirect beneficial interest as a general partner of CHSM, the general partner of CHS.

               Mr. Hennessy also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 1,500 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by minor children of Mr. Hennessy who reside in his house. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by his minor children.

               Mr. Hennessy also beneficially owns 450 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by Mr. Hennessy and his wife as joint tenants.

               Simmons By reason of his status as a general partner of CHSM, the sole general partner of CHS, Mr. Simmons may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own the 913,586 shares of Common Stock held by CHS, constituting approximately 11.8% of the shares of Common Stock outstanding. Mr. Simmons disclaims said beneficial ownership in the Common Stock held by CHS, except to the extent of his indirect beneficial interest as a general partner of CHSM, the general partner of CHS.

               Mr. Simmons also beneficially owns 37,500 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by Mr. Simmons and his wife as joint tenants.

          (c)(i-iv)

               CHS CHS has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 913,586 shares of Common Stock.

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                   Page 11 of 17 Pages
-----------------------                                  ---------------------


               CHSM By reason of its status as the sole general partner of CHS, CHSM may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 913,586 shares of Common Stock held by CHS. CHSM disclaims said shared voting and dispositive power.

               Code By reason of his status as a general partner of CHSM, the sole general partner of CHS, Mr. Code may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 913,586 shares of Common Stock held by CHS. Mr. Code disclaims said shared voting and dispositive power, except to the extent deemed by reason of his status as a general partner of CHSM, the general partner of CHS.

               Mr. Code also has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 900 shares of Common Stock which are held by Mr. Code as Custodian under the Illinois Uniform Gift to Minors Act for minor children of Mr. Code who reside in his house.

               Mr. Code also may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 15,000 shares of Common Stock which are owned by a charitable foundation of which Mr. Code is a director, president, and sole member, although neither Mr. Code nor any members of his immediate family have any pecuniary interest in such shares. Mr. Code disclaims said beneficial ownership in the Common Stock held by the charitable foundation.

               Hennessy By reason of his status as a general partner of CHSM, the sole general partner of CHS, Mr. Hennessy may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 913,586 shares of Common Stock held by CHS. Mr. Hennessy disclaims said shared voting and dispositive power, except to the extent deemed by reason of his status as a general partner of CHSM, the general partner of CHS.

               Mr. Hennessy also has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 1,500 shares of Common Stock which are held by Mr. Hennessy as Custodian under the Illinois Uniform Gift to Minors Act for minor children of Mr. Hennessy who reside in his house.

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                   Page 12 of 17 Pages
-----------------------                                  ---------------------


               Mr. Hennessy also has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 450 shares of Common Stock which are owned by Mr. Hennessy and his wife as joint tenants.

               Simmons By reason of his status as a general partner of CHSM, the sole general partner of CHS, Mr. Simmons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 913,586 shares of common Stock held by CHS. Mr. Simmons disclaims said shared voting and dispositive power, except to the extent deemed by reason of his status as a general partner of CHSM, the general partner of CHS.

               Mr. Simmons also has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 37,500 shares of Common Stock which are owned by Mr. Simmons and his wife as joint tenants.


Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

               Not applicable.


Item 6    Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by any of the Reporting Persons.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          ----------------------------------------------------------------------

               Not applicable.


Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

               This Schedule 13G is being filed pursuant to Rule 13d-2(b). Attached as Exhibit B is a complete and accurate list of each member of the group.

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                   Page 13 of 17 Pages
-----------------------                                  ---------------------


Item 9    Notice of Dissolution of Group:
          ------------------------------

               Not applicable.


Item 10.  Certification:
          -------------

               Not applicable.

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                   Page 14 of 17 Pages
-----------------------                                  ---------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1998

CODE, HENNESSY & SIMMONS
LIMITED PARTNERSHIP

By:  CHS MANAGEMENT LIMITED
     PARTNERSHIP, its general
     partner


By:   /s/ ANDREW W. CODE
     -----------------------
     Andrew W. Code
Its: General Partner

CHS MANAGEMENT LIMITED
PARTNERSHIP


By:    /s/ ANDREW W. CODE
     -----------------------
     Andrew W. Code
Its: General Partner


  /s/ ANDREW W. CODE
 -------------------------
Andrew W. Code


  /s/ DANIEL J. HENNESSY
 -------------------------
Daniel J. Hennessy


  /s/ BRIAN P. SIMMONS
 ------------------------
Brian P. Simmons

-----------------------                                  ---------------------
  CUSIP NO. 784028 10 2             13G                   Page 15 of 17 Pages
-----------------------                                  ---------------------

                                 EXHIBIT INDEX


Exhibit        Document Description
-------        --------------------

   A           Agreement pursuant to Rule
               13d-1(f)(1)(iii).

   B           Schedule of members of group